

June 16, 2011

Via Facsimile
Ignacio González Domínguez
Chief Executive Officer
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain

> **Re:** **Telvent GIT, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 7, 2011**
> **File No. 0-50991**
> **Response Letter Dated June 3, 2011**

Dear Mr. Domínguez:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated May 10, 2011. Please expand your materiality analysis to address the possibility that your reputation and/or share value would be negatively impacted by investor sentiment regarding PetroChina, a company you characterize as a "key customer" in China, because of your relationship with that company, notwithstanding that your software license agreement prohibits the transfer of your software to any embargoed country, including Iran and Sudan, and you have no reason to believe that PetroChina is using technology you have supplied in either of those countries. In this regard, we note recent news articles reporting on activities of PetroChina or its affiliates in Cuba, Iran, and Syria, countries designated state sponsors of terrorism by the United States, and the divestment of PetroChina shares by a large institutional investor because of business ties to Iran.

2. We note that on page 75 of the Form 20-F you also characterize Sinopec as a key customer in China. In its most recent Form 20-F, Sinopec Shanghai Petrochemical Company Limited acknowledges news reports of divestment-related activity regarding its

stock because its parent companies, Sinopec Corp. and Sinopec Group, operate in Iran, Sudan, Syria, and Cuba, countries designated as state sponsors of terrorism by the United States. Please expand your materiality analysis to discuss the possibility that your reputation and/or share value would be negatively impacted by investor sentiment regarding Sinopec because of your relationship with that company.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance